[HOLLAND AND KNIGHT LETTERHEAD]

April 20, 2006

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram

  Re:
  Ascent Solar Technologies, Inc.
  Registration Statement on Form SB-2/A
  SEC File No. 333-131216

Dear Mr. Ingram:

        On behalf of Ascent Solar Technologies, Inc., a Delaware corporation, we submit the following responses to the Division's letters dated March 31, 2006 and April 13, 2006 regarding Amendment No. 1 to the Registration Statement on Form SB-2. For your convenience, we have reproduced the comments from your letter and our response follows each comment.

March 31, 2006 comment letter:

General

        1.     Your response to prior comment 1 of our letter dated February 17, 2006 includes a description of a plan to add the resale of the securities underlying the "rights" held by the bridge lenders to this registration statement. You propose that the resale would be conducted by means of a second prospectus that would contain alternative cover pages and other alternative pages, which have not yet been filed. It appears that the proposed issuance of the units to the bridge lenders, commenced in reliance upon an exemption from registration, has not yet been completed. If so, Rule 152 is not available to separate the issuance and resale of the units as separate transactions. As such, the offer of the units to these bridge lenders appears to be an incomplete unregistered offering.

        The Company here provides its response to comment nos. 1 through 3. The response concludes that: (i) the private placement was completed on January 18, 2006, when each of the lenders fully and irrevocably paid the purchase price for their investment and fully assumed the "market risk" of their investment; and (ii) both traditional integration analysis and Rule 152 and the well-established line of no-action letters interpreting that rule support the conclusion that the private placement should not be integrated with the initial public offering.

Underlying facts

        On January 18, 2006, the Company closed the sale of $1.6 million of notes ("Notes") and associated rights ("Rights") with 23 accredited investors unaffiliated with the Company. Participation in the transaction was limited to accredited investors. No general solicitation or advertising was used in connection with the transaction, and proper notice was provided to the lenders that the transaction involved the issuance of restricted securities through placement of restricted stock legends and statements in the subscription documents. The Company relied upon the exemption provided by Rule 506 of Regulation D and on January 25, 2006, timely filed a Form D with the Commission to report the transaction. The proceeds from the private placement were used to pay off a $200,000 loan and help the Company meet short-term working capital needs, including salaries, basic operations, and accounting and legal fees. Considered by itself, this offering of securities constitutes a routine private placement under Regulation D and we are unaware of any contrary argument.

        The Notes accrue interest at an annual rate of 10% and are due and payable on the earlier of January 18, 2007 or the earlier completion of a public offering of equity securities with gross proceeds of at least $5,000,000 (a "Qualified Public Offering"). If a Qualified Public Offering is not completed by the January 18, 2007 due date, the holders of the Notes (or "Noteholders") are entitled to convert the principal and unpaid interest into shares of the Company's common stock at a price of $3.00 per share. No additional consideration is payable by the Noteholders to effect the conversion.

        In connection with the Bridge Loans, the Company issued Rights to the Noteholders. One Right was issued for every $25,000 loaned. At the closing of a Qualified Public Offering before January 2007, holders of Rights will automatically receive units identical to the units being offered in this offering. For each Right, a lender will receive that number of units equal to $25,000 divided by the initial public offering price of the units. So, for example, if the Company closes its proposed initial public offering before January 18, 2007 with an offering price of $5.50 per unit, then a holder of Rights would automatically receive 4,545 units for each Right held (or 290,909 units in the aggregate). If a Qualified Public Offering is not completed by January 18, 2007, then each Right may be converted into 8,333 shares of the Company's common stock (reflecting a conversion price of $3.00 per share); provided, however, that if at any time before expiration of the Rights, the Company has a class of equity securities traded on any exchange or quotation system, then each Right may be exercised for $25,000 of such equity securities. The Rights expire in January 2008.

        Two points are worth noting here. First, the issuance of securities pursuant to the terms of the Rights will never involve a meaningful investment decision on the part of the holder of the Rights. If a Qualified Public Offering occurs before January 18, 2007, the Units are automatically issued to the holders of the Rights. If a Qualified Public offering does not occur before January 18, 2007, the Rights can be exchanged at any time during their remaining term for common stock at a formula rate. Because, in this latter scenario, there is no circumstance in which a holder of Rights would benefit from not exchanging the Rights for the common stock, there is no meaningful investment decision involved in the exercise. Second, there is no circumstance in which the issuance of securities pursuant to the terms of the Rights involves the payment of additional consideration by the holder of the Rights. All of the consideration payable for the Notes and Rights and any securities issuable on conversion thereof was paid at the January 18, 2006 closing.

        One week after the closing of the private placement, on January 23, 2006, the Company filed a registration statement on Form SB-2 in connection with its initial public offering.

The private placement was completed on January 18, 2006, before the registration statement was filed

        In its no-action letters to Verticom Inc., 1986 WL 65214 (available February 12, 1986), Vulture Petroleum Corp., 1987 WL 107524 (available February 2, 1987) and others, the Commission staff makes clear that under Rule 152, a private placement under Rule 506 will not be integrated with a subsequent registered public offering if the private placement is completed before the commencement of the public offering, even if the public offering had been contemplated at the time of the private placement. Michael J. Halloran, Venture Capital and Public Offering Negotiation p. 16-19 (3d ed. 2004 supplement); see, e.g., Vulture Petroleum (Commission staff states that an "offering of securities under Rule 506…need not be integrated with the later registered public offering in reliance on Rule 152" where the Rule 506 offering entailed sales to the issuer's directors and "less than 35 other persons"); The Equitable Life Assurance Society of the United States no-action letter, 1992 WL 36907 (available February 20, 1992) ("[T]he Division is relying on its view that under Rule 152 under the Securities Act the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.").(1)

(1)
Rule 152 reads: "The phrase transactions by an issuer not involving any public offering in Section 4(2)…shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registrations statement."

        The staff also has made clear that a private offering is "complete" if an agreement is executed between all parties involved and the investors are obligated to purchase the securities, subject only to satisfaction of conditions outside the investors' control. This principle was expounded by the staff's statement of no-action in Quad City Holdings, Inc., 1993 WL 116386 (available April 9, 1993), in which the issuer sold shares of common stock and common stock warrants to investors as part of a Rule 506 private placement in advance of a public offering. Each warrant entitled the holder to purchase one additional share of the issuer's common stock six months after the public offering at a price of $5.00 per share. Notwithstanding the fact that the warrants were outstanding at the time of the public offering, the Commission staff concluded that Rule 152 compelled no action. As noted in the issuer's no-action request, "the investment decision is made at the time of the Private Placement when the initial purchase of the Warrant occurs."

        The Rights should be treated no differently. The lenders' investment decision was made when the Rights were purchased at the closing on January 18, 2006. As in Quad City Holdings, the lenders have no control over whether or when a Qualified Public Offering occurs. If it does, they automatically receive $25,000 worth of units for each Bridge Right held. If it does not, they still are entitled to a number of securities determinable by formula for each Right held. It also is noteworthy that unlike the facts in Quad City Holdings, the Company's lenders will not pay any additional consideration to receive the securities issuable pursuant to the terms of the Rights. In short, if the Commission applied Rule 152 in Quad City Holdings after finding a "completed" private placement despite outstanding warrants with an exercise price of $5.00, then the staff also should find a "completed" private placement in the Company's bridge loan transaction, where there are outstanding Rights with no exercise price whatsoever.

        Guidance also can be gleaned from the Commission's "aircraft carrier release" in 1998, in which the staff attempted to summarize and harmonize its positions on Rule 152:

  "An offering would be completed where all purchasers have fully paid the purchase price for the securities in the private offering…A private offering may involve the offer and sale of convertible securities or warrants. These securities are generally convertible or exercisable into a class of underlying securities (e.g., common stock) over a period of time. While these securities are convertible or exercisable, the issuer, in effect, is conducting an offering of the underlying securities. During this time period, the issuer may file a registration statement under the Securities Act. The offering of the underlying securities concurrently with the registered offering has generated uncertainty about whether the offerings should be integrated. To address these concerns, we propose to expand the Rule 152 safe harbor to protect the offering of the underlying securities from integration with the registered offering. As proposed, the offering of the underlying securities would be considered completed when the offering of the convertible securities or warrants is completed."

SEC Release No. 33-7606A (November 13, 1998) (emphasis added). Although the proposed modification ultimately was not adopted, the Commission noted in its final release that "Rule 152 and related staff interpretations as to when a private offering is deemed 'completed' are unaffected." SEC Release No. 33-7943 n.11 (March 7, 2001). As a result, the Commission's comments clearly support the proposition that the mere fact that warrants (or, in this case, Rights) remain outstanding at the time of the public offering will not vitiate availability of the private placement exemption, or jeopardize a finding that the private placement has been "completed." This is especially true under the present facts, where the lenders have no control over whether and when a Qualified Public Offering occurs, the value of underlying securities to which they are entitled is fixed, and the lenders will not pay any additional consideration to acquire the underlying securities. For those reasons the private placement to lenders was completed on January 18, 2006.

Rule 152 prohibits integration of a completed private placement and a subsequent public offering

        As noted earlier, since its guidance in Verticom, the Commission staff has continued to apply a literal interpretation of Rule 152 to resolve integration issues in favor of non-integration, so long as the private offering is exempt and completed before the public offering. Halloran, supra p. 16-21; see, e.g., Vulture Petroleum (application of Rule 152 where a Rule 506 offering entailed sales to the issuer's directors and "less than 35 other persons"); The Immune Response Corporation no-action letter, 1987 WL 108556 (available November 2, 1987) (under Rule 152, the filing of a registration statement subsequent to Section 4(2) offering does not vitiate the exemption provided by the Section 4(2) private offering exemption); Black Box Incorporated no-action letter, 1990 WL 286633 (available June 26, 1990) (same); Quad City Holdings (same). Commentators have observed that "[t]he staff's position on Rule 152 fits nicely with the necessity for "bridge financings' shortly before public offerings, in that normal Rule 506 private placements with accredited investors (and not necessarily institutional investors or QIBs) and up to 35 nonaccredited investors can be made shortly before a public offering to provide the funding for the company while the public offering is pending." Halloran, supra (emphasis added).

        In light of the aforementioned authority—both regulatory and advisory—the Company's private placement and its registered public offering should not be integrated. For the reasons stated earlier, the private placement was "complete" at the closing on January 18, 2006, at which time the lenders fully paid for their Notes and Rights and the Company issued the lenders those securities. Rule 152 therefore prohibits integration of the private placement with the subsequent public offering. This conclusion is reinforced by no-action letters issued by the Commission since Verticomin 1986.

The traditional five-factor test prevents integration of the company's private placement and proposed public offering

        Even if, in this case, the staff decides to depart from its previous guidance because, for example, the facts of the present case differ from those in interpretive guidance (although the Company does not believe that the facts appreciably differ), the private placement and public offering still should not be integrated after consideration of the traditional "five-factor" test set forth in SEC Release No. 33-4552 (November 6, 1962) and now contained in Rule 502(a) of Regulation D. The five factors are: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve issuance of the same class of securities; (3) whether the sales have been made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose. "The SEC and the courts have stated that the most important of the five factors are whether the sales are part of a single plan of financing and whether they are for the same general purpose." Halloran, supra p. 16-16 n.12 (citing Bowers v. Columbia Gen'l Corp., 336 F. Supp. 609, 625 (1971); Livens v. William D. Witter, Inc., 374 F. Supp. 1004, 1107 (1974).

        In the present case, the proceeds from the Company's private placement are being used for significantly different purposes than the proceeds from the proposed public offering. In particular, the proceeds from the private placement were and are being used to, among other things, fund basic operations and pay accounting and legal fees. These proceeds are expected to sustain the Company until the closing of its public offering. In contrast, as noted in the "Use of Proceeds" section of the prospectus, the vast majority of net proceeds from the public offering will be used to design, build and test a proposed production line, to pay other non-recurring engineering costs, to repay the outstanding bridge loans, and to fund business development and research and technology development efforts. Furthermore, the type of consideration surrendered for the Rights is different from that to be paid in the public offering. The Rights were issued to compensate lenders for the risks associated with the Bridge Loan, and not in consideration of cash paid. In sum, even under the traditional five-factor test of Rule 502(a), the Company's private placement and public offering should not be integrated because the time horizons associated with, and actual and proposed use of proceeds from, the two transactions demonstrate that the transactions are not part of a single plan of financing and were not made for the same general purposes, nor do they share the same type of consideration.

There are no public policy advantages to be gained by integration in the present case

        The issuer in Verticom summarized several policy arguments against integration that are germane to the Company's position in the present case. Verticom observed:

  "[F]rom a policy viewpoint, we believe that there is no compelling reason or anticipated benefit that should require the Company to integrate the IPO with the Placement. The consequence of integrating the Placement with the IPO would be to require either a delay in the IPO or to require the Company to undertake a rescission of the Placement followed by inclusion of the Note as part of the IPO registration. In light of the nature of the venture investor and the circumstances surrounding its investment, we do not believe any useful purpose would be served by requiring either of those results. The instant situation does not present an attempt to circumvent the registration requirements of the Act through a misuse of the exemption available under Section 4(2) and we believe no policy consideration should require application of the principal of integration to the instant situation."

        Similar policy arguments were made by the issuer in Quad City Holdings, and all can be claimed by the Company in connection with its $1.6 million bridge loan transaction. All of the Company's lenders are accredited investors, the private placement transaction met the requirements of Rule 506, and there was no attempt to circumvent the registration requirements of the Securities Act. From a policy perspective, the Company does not believe that there is any compelling reason or anticipated benefit to be gained from integrating the private placement with the proposed public offering.

Conclusion

        For the reasons enumerated above, the Company believes that the Company's private placement was completed on January 18, 2006 (in advance of the filing of the Company's registration statement on SB-2), and that integration of the private placement with the proposed public offering is not warranted under Rule 152 and attendant authority.

        2.     The automatic conversion scenario you focus on in your supplemental response does not appear to be the only possible outcome associated with the unregistered issuance of the "rights." The automatic conversion of the rights into units will only take place if a public offering yielding gross proceeds of $5 million is completed by January 18, 2007. Given this uncertainty it is unclear why you believe the offer of the units that underlie the "rights" was complete when the current registration statement on Form SB-2 was filed. What actions might the bridge lenders take or what discretion might any of those investors exercise that would delay the consummation of the proposed public offering? It appears that there is a current, incomplete offer of the rights and the underlying securities given that bridge lenders may exercise the "rights" commencing in January 2007, less than one year from the date the registration statement was filed. Further, the filing of the Form SB-2 constitutes a general solicitation for investors in the common stock, which appears inconsistent with your assertion that the rights and underlying securities are being offered in a transaction "not involving a public offering." Please provide us with a detailed legal analysis setting forth the basis for any conclusion to the contrary. In your integration analysis, please analyze the impact of your plan to use part of the offering proceeds of the public offering to pay the bridge lenders' notes, when the securities underlying the rights are being concurrently offered to the bridge lenders in an unregistered transaction.

        Please refer to the Company's response to comment no. 1, above.

        3.     Although we note that your response references the Black Box letter, it is unclear why the facts of your transaction are similar to those present in Black Box and why you believe that letter establishes that the underwritten offering of the common stock should not be integrated with the concurrent, unregistered offering of common stock underlying the rights. If you elect to provide a detailed analysis as to how Black Box applies to your facts, please address the fact that Black Box pertains to sales to Qualified Institutional Buyers and a very limited number of accredited investors. You indicate that there are 23 bridge lenders, which is not a "very limited number." In preparing any response, please note that the concurrent transactions in Black Box were primary issuances. Explain why you believe Black Box applies to questions concerning the integration of a primary offering and a purported secondary offering that would follow a not yet complete, unregistered issuance.

        Please refer to the Company's response to comment no. 1, above.

        4.     We note your response to our prior comment 3 of our letter dated February 17, 2006. How will the unit securities and the underlying components be cleared and settled, both before and after the thirty day period expires? Also, please describe how the units will be permanently separated after the thirty days expires? Finally, has DTC agreed to make the unit security and the underlying components depository eligible? We may have further comment after reviewing your response.

        The Company's securities will be cleared and settled through DTC, and DTC has agreed to make the unit security and the underlying components depository eligible. To assure that the separation is permanent, an order will be entered after expiration of thirty days to effect a mandatory separation.

Inside Front Cover and Outside Back Cover Pages of Prospectus

        5.     We reissue a part of our prior comment 4 of our letter dated February 17, 2006. Please move the text currently appearing after the table of contents to a part of the prospectus that is not subject to Rule 421(d) of Regulation C.

        In response to the Division's request, the Company has moved the referenced text to the end of the prospectus on page 55. Please note that the Company has not moved the state suitability standards appearing after the table of contents at the behest of state securities regulators.

Prospectus Summary

        6.     The disclosure contained in the risk factor commencing, "[i]f we fail to clear certain technical hurdles…," fails to provide meaningful information concerning the known challenges you face in developing and commercializing your proposed product. Expand the risk factor so that the information obscured by the use of the word "certain" is concisely summarized. The description of the proposed product in the Business section should also be expanded to that it contains a materially complete description of the technical hurdles that you reference in the risk factors.

        The Company has revised the referenced risk factor to add detail about the technical hurdles it faces in developing and commercializing its proposed products. As in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), the Company also has added four paragraphs to page 31 of the Proposed Business section detailing these technical hurdles.

        7.     The first paragraph on page 2 is excessively detailed and focuses in part upon achievements of your parent corporation, which do not appear to warrant prominence in the summary. Please revise the lengthy paragraph so that it is concise in describing the historical background concerning ITN. We note that the detailed information in this paragraph is provided at page 17. In the text concerning ITN, the prospectus summary should provide an overview of the arrangements between your company and ITN. Summarize ongoing interaction between the related parties that is expected to take place under those agreements. Provide a cross-reference to the portion of the body of the prospectus that contains the detailed information concerning the related party arrangements.

        The Company has eliminated unnecessary language about ITN from the Prospectus Summary, reserving detailed discussion for later portions of the prospectus, including MD&A and Proposed

Business. The Company notes the first full paragraph on page 2 of the Prospectus Summary already provides a summary of its agreements and ongoing relationship with ITN, but the Company has added a cross-reference to Related Party Transactions to allow the reader to find additional details about each agreement.

        8.     Your filing continues to contain references to "customers such as Lockheed Martin." Please refer to page 18. We note that disclosure elsewhere in the filing is clear in indicating that you have no customers, no developed product and no developed commercial-scale production process. However, consistent with prior comment 6 of our letter dated February 17, 2006, please revise throughout to ensure that the descriptions of your business activities and products carefully distinguish between your accomplishments and your expectations and plans.

        In an effort to distinguish between past accomplishments and future objectives, the Company has made revisions throughout the document to reference "planned products" and "proposed production line."

        9.     We continue to review your response to our prior comment 7 of our letter dated February 17, 2006. Comments, if any, will be released under separate cover.

        No response required.

Risk Factors, page 5

        10.   The second risk factor added on page 7 indicates that you may not be eligible to perform "a majority" of the dollar amounts of the potentially assignable research and development contracts currently being performed by ITN. Disclose why there is uncertainty as to whether you will be an eligible assignee, and state the minimum dollar amount of the referenced contracts for which you are an eligible assignee. To the extent you are not eligible or are not reasonably expected to be an eligible assignee of the contracts, the referenced dollar amounts should be reduced to the contracts that can be assigned or for which you are a reasonably likely assignee.

        Language added to the referenced risk factor discloses that SBIR contracts account for $1.7 million and $500,000 of full-year values in 2006 and 2007, respectively. The referenced risk factor also explains that Ascent may be ineligible to participate in the SBIR contracts due to the program's regulatory requirements relating to foreign ownership and size.

        11.   In the third risk factor on page 7, you indicate that once you are a public company, you may no longer be eligible to apply for or service SBIR contracts. In your response letter, explain why becoming a public company may render you ineligible for these contracts, and explain why there is uncertainty in this respect.

        13 CFR §121.702 describes basic ownership and size standards for companies participating in the Small Business Administration's SBIR program. To receive Phase I or Phase II SBIR awards, a participating company must be at least 51 percent owned and controlled by one or more individuals who are citizens of, or permanent resident aliens in, the United States and not have more than 500 employees, including its affiliates. As a publicly traded company, Ascent cannot be certain that it will continue to be at least 51 percent owned by individuals who are U.S. citizens or U.S. permanent resident aliens. Furthermore, due to the concept of "negative control," it is possible that a tally of employees under 13 CFR §121.702 would include not only Ascent's employees, but also the employees of any large corporate shareholder that has the ability to effectively block or veto certain corporate actions by Ascent. As noted in D. Metzger and S. Masri, "Venture Capital Companies and SBIR Firms

Need to Look Before They Leap," Newsletter of the ABA Section of Business Law Committee on Venture Capital and Private Equity (July 2005):

  "The SBA defines 'control' as any restriction on the small firm's ability to do what it freely chooses. [A] firm's ability to control the SBIR firm management's decisions may well render the SBIR firm not to be at least 51% owned and controlled by individuals, and thus ineligible for a Phase I or Phase II award. The control can be affirmative or negative. Negative control includes instances where a minority shareholder has the ability, under the SBIR firm's charter, by-laws, or shareholder's agreement, to prevent a quorum or otherwise block action by the SBIR firm's board of directors or shareholders…These 'negative controls' prevent the small business from doing as "it freely chooses."

        Additionally, if the investing firm qualifies as an "affiliate," which is often the case, the SBA may well deem the SBIR firm to have exceeded the 500 employees or less size requirement, again rendering the SBIR firm ineligible to receive Phase I and Phase II awards. The SBA's size regulations provide that concerns are "affiliates" of each other when one controls or has the power to control the other, or a third party or parties controls or has the power to control both. It does not matter whether control is exercised, so long as the power to control exists. The SBA considers factors such as ownership, management, previous relationships with or ties to another concern, and contractual relationships, in determining whether affiliation exists.

        In light of the above, it is uncertain at this time whether Ascent will remain eligible to apply for or service Phase I or Phase II SBIR contracts after its initial public offering.

        12.   Please expand the caption of the second risk factor on page 11 to alert investors that in some circumstances the warrants can be called when the exercise of the warrants is not possible because a current prospectus is not available. The resulting risk to investors should be concisely stated in the caption preceding the risk factor and this risk should be discussed more thoroughly in the risk factor text.

        The Company has amended its Form of Warrant Agreement to preclude the referenced scenario from arising. Consequently, the risk factor has been eliminated.

        13.   In the final risk factor you refer to an "exemption from registration" with respect to offers and sales of securities underlying the warrants, that you suggest might be available when a current prospectus concerning the exercise of the warrants is not available. In your response letter, identify the exemption you contemplate might be available in this circumstance. Unless an exemption is reasonably likely to be available in this circumstance, please eliminate text that suggests an exemption might be available.

        The Company has removed the referenced text.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

        14.   We note the use of the phrase "monolithic integration process technology" at page 18, which is cited as a technological hurdle that must be successfully addressed in the product development/commercial production process. Please explain your reference to this term and the nature of the challenge. Provide similar explanations for your use of the phrases: "laser patterning operation," "printing step," "intelligent process controls," and "closed-loop controls." In the future, please refrain from employing specialized vocabulary that is not understandable to the ordinary investor.

        The Company has added language and analogies on page 18 of MD&A to assist the reader in understanding the phrases "monolithic integration process," "laser patterning operation," "printing step," "intelligent process controls" and "closed-loop controls."

        15.   In the second full paragraph on page 19 you refer to specific prices at which you expect to sell your undeveloped product. Further, you discuss substantial decreases in selling prices that may be achieved below the anticipated range of initial selling prices and refer to gross profit margins. Given the stage of business and product development for the company, the reasonable basis of statements of this nature is not clear. In your response letter, provide reasonably detailed support for these statements or revise to delete claims as to the specific prices at which you will be able to offer your products or that you will be able to achieve positive gross margins in producing the products.

        The Company has deleted the referenced paragraph and thus eliminated any reference to specific prices or margins.

        16.   On page 24, you use the terms "burn rate" and "total burn rate." In using these terms, do you seek to convey that you will use cash of approximately $80,000 and $168,000 per quarter for production costs and for general and administrative costs, respectively? Indicate how the "burn rate" and "total burn rate" amounts compare to "net cash used in operating activities," which you report in your statements of operations. What is the expected quarterly rate for the use of your cash resources?

        The Company has eliminated references to "burn rate" and "total burn rate" and instead now discloses its expected average quarterly cash requirements for operating activities and acquisition of capital equipment in 2006 and 2007.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 22

        17.   Please refer to comment 37 in our letter dated February 17, 2006. We have reviewed your response and note that you are currently reviewing the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "Practice Aid") to determine whether any additional disclosure should be made. For options granted in 2005, we believe you should revise your registration statement to include the following in your MD&A section. We refer you to paragraph 182 of the Practice Aid:

  •
  A discussion of the significant factors, assumptions and methodologies used in determining fair value;

  •
  A discussion of each significant factor contributing to the difference between the fair value on each grant date and the estimated IPO price, if applicable; and

  •
  The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation (as opposed to a retrospective valuation) by an unrelated valuation specialist.

        Based upon the Practice Aid, the Company has added language on page 22 under "Stock based compensation" to address the topics identified in the Division's comment.

Please note that we may have further disclosure comments after our review of your response to our comment below.

        18.   We also note in your response to prior comment 37 of our letter dated February 17, 2006 that you provided an internal memorandum addressing the fair value of your common stock. In this memorandum, you state that in connection with the bridge loan, a third party valuation of your common stock was performed. Explain why this valuation was not performed as of the November 18, 2005 grant date and provide us with a copy of this valuation that supports the fair value of your common stock on January 18, 2006.

        As noted in the language added in response to comment no. 17, the $1.6 million bridge loan on January 18, 2006 constituted an arms-length transaction that implicitly assigned a value to the Company's common stock of $3.00 per share because the terms of the loan permit the lenders to convert the principal and unpaid interest into shares of the Company's common stock at price of $3.00 per share if the Company's initial public offering does not close by January 2007. A formal valuation report by an outside valuation specialist was not conducted January 2006. Nor was a report prepared as of November 18, 2005 because, at the time, the Company did not have sufficient funds to pay for preparation of such a report.

Business, page 26

        19.   We acknowledge the information in the prospectus that references patent licenses (from licensors other than ITD) that you intend to obtain and your statement in response to our prior comment 27 of our letter dated February 17, 2006 that you will enter these arrangements before the effective date and that you will file the license agreements at that time. Prior to effectiveness, please advise us regarding the status of the license agreements.

        In early April, the Company executed a non-exclusive patent license agreement with Midwest Research Institute, the manager and operating contractor for NREL. The Company has filed a redacted version of the license agreement as Exhibit 10.15 to the registration statement, and also has submitted a confidential treatment request covering the royalty payment schedule in Exhibit B of the license agreement. The license with IEC has not yet been finalized.

Management, page 34

        20.   Please clarify the time period during which Ms. Casteel served as the controller and business manager of ITN. Ensure that her biographical information describes her principal employment for a period of not less than five years. Similarly, please ensure the prior employment information for other executives, such as Mohan S. Misra Ph.D., covers a period of not less than five years.

        The Company has revised the biographies of its directors and executive officers to ensure that prior employment information is provided for a period of not less than five years.

        21.   We reissue a part of our prior comment 29 of our letter dated February 17, 2006. Disclose the extent to which business opportunities or other technologies which the members of the technical advisory board encounter or develop must be offered to or will be the property of Ascent.

        A sentence has been added under Technical Advisory Group to clarify that members of the TAG are not required to assign their inventions to the Company, nor are they obligated to offer business opportunities that they encounter to the Company.

Related Party Transactions, page 42

        22.   Please revise the first paragraph of this section to state Mr. Misra's percentage ownership of Inica, Inc.

        The referenced paragraph has been modified to state Dr. Misra's percentage ownership of Inica, Inc.

Unaudited Pro Forma Financial Statements, page F-2

        23.   Tell us why you have included pro forma statement of operations data for the year ended December 31, 2004 by presenting the operations as if the transfer of the Transferred Assets had taken place on January 1, 2004. In this regard, note that pro forma information, including the pro forma financial statements, should not be presented for periods other than the latest fiscal year and subsequent interim period. Refer to Rule ll-01(a)(1) of Regulation S-X.

        The Company has eliminated its pro forma statements of operations for the year ended December 31, 2004.

        24.   Please refer to comment 33 of our letter dated February 17, 2006. We have reviewed your response and note your revisions in your registration statement by including pro forma earnings per share data. Please revise your pro forma statements of operations to also include historical earnings per share amounts for each period presented.

        The Company has added pro forma earnings of $(1.59) per share to the Unaudited Pro Forma Combined Statement of Operations for Ascent's historical operations for the period ended December 31, 2005, but because no shares of stock were outstanding in relation to the historical transferred assets for the year ended December 31, 2005, that entry reflects pro forma earnings denoted "N/A."

        25.   We note that the historical earnings per, as indicated in the Company's audited Statement of Operations, were calculated using weighted average common shares outstanding of 761,838. It appears that your pro forma earnings per share calculations used the same number of shares in the calculation and yet the pro forma financial statements have been adjusted for the 1,028,000 shares issued to ITN in exchange for the Transferred Assets. Please explain or revise accordingly.

        The weighted average common shares outstanding figure has been corrected, and the net loss per share has been revised to $(0.67).

        26.   Please refer to comment 35 of our letter dated February 17, 2006. We have reviewed your response and your revisions in your registration statement and note that you have removed the bridge loan transactions (both the 10% bridge loan interest and the bridge loan discount to reflect the value of the bridge rights) adjustments from the pro forma. We also note that you have removed the bridge loan financing adjustments from the pro forma balance sheet. We refer you to the guidance in Article 11-02(b)(6) of Regulation S-X, which indicates that pro forma adjustments to the income statement shall give effect to events that are (a) directly attributable to the transaction (b) factually supportable and (c) expected to have a continuing impact, whereas pro forma balance sheet adjustments need only meet the first two criteria. Tell us how you considered these criteria in determining that all adjustments related to the bridge financing should be removed from your pro forma financial statements. If you determine that pro forma adjustments are not required for this transaction, then tell us what consideration you have given to including footnote disclosures to the pro forma financial statements that include a discussion of the impact of the bridge financing on your pro forma financial statements.

        The Company has added the bridge loan transaction and the repayment of the note payable held by the underwriter to the Unaudited Pro Forma Combined Balance Sheet on page F-3 and to Note (1) on new page F-5.

Ascent Solar Technologies Audited Financial Statements

Balance Sheet, page F-8

        27.   Your Balance Sheet indicates that there are no shares of common stock outstanding at December 31, 2005, however, we note the Company issued 972,000 shares for cash in November 2005. Please explain or revise accordingly.

        The referenced figure has been corrected to reflect 972,000 shares of common stock outstanding as of December 31, 2005.

Note 9. Subsequent Events

Bridge Financing, page F-18

        28.   Please refer to comment 39 of our letter dated February 17, 2006. We have reviewed your response and note that you allocated the 10% commission paid ($160,000) to the placement agent to both the debt ($80,000) and the bridge rights ($80,000) associated with the bridge loan transaction. Tell us what accounting literature you are relying on in allocating the debt issuance costs to both the debt and the bridge rights. Additionally, confirm that the $80,000 allocated to the bridge rights will be amortized as interest expense over the life of the loan as noted in your response.

        In response to comment no. 26, the Company added the bridge loan transaction to the pro forma balance sheet. The bridge loan is reflected net of the $160,000 paid to the placement agent and also of the $800,000 allocated to the Bridge Rights. In response to comment no. 28, the discount for the commission and the Bridge Rights now will be amortized into interest expense over the life of the loan.

        The Company notes that the capitalization table on page 15 has been revised to reflect an upwards adjustment of $80,000 to APIC and Accumulated Deficit, but the "pro forma as adjusted" total capitalization has not changed. The entire $160,000 and $800,000 discount has been reflected in accumulated deficit as interest expense insofar as it is assumed that the bridge loan financing is paid with the completion of the offering.

        29.   We further note that the Company determined the actual value of the bridge loan and the bridge right to be $1.6 million each. Tell us how you determined the value of the bridge rights and provide the method and specific assumptions used in your calculations.

        The Company granted one Bridge Right for every $25,000 loaned. An total of $1.6 million was loaned, and the Company granted 64 Bridge Rights in total. Each Bridge Right entitles the holder to purchase that number of units (identical to the IPO units) equal to $25,000 divided by the IPO price. Assuming an unit IPO price of $5.50, a total of 290,909 units will provide the lenders with an aggregate value of 290,909 × $5.50 = $1.6 million.

Transferred Assets of ITN Energy Systems

Note 1. Organization and Basis of Presentation, page F-24

        30.   Please confirm that the carve-out financial statements were prepared for the PV business, excluding the SBIR contracts for which the Company may not be eligible. If this is the case, revise your disclosures to indicate as such with an explanation as to why certain contracts were excluded.

        The Company confirms that the carve-out financial statements were prepared for the subject PV business, excluding the SBIR contracts for which the Company may not be eligible. Language has been added to the disclosure to explain why these contracts were excluded.

April 13, 2006 comment letter:

Prospectus Summary

        1.     Please refer to comments 7 and 8 in our letter dated February 17, 2005. We have reviewed your response where you indicate that paragraphs 14-18 in EITF 00-19 "suggest" that if the registration statement does not preclude delivery of unregistered shares against the contract and if the contract permits delivery of either registered or unregistered shares then one should classify the contract as equity. Paragraph 18 of EITF 00-19, however, states that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction (e.g. this offering) and there are no further timely filing or registration requirements, then share delivery is within control of the issuer. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness and at the inception of the securities. The Company will be required to timely file updates to its registration statement and deliver a current prospectus at the time such warrants are exercised. The requirements to timely file are not considered to be within your control and you therefore do not meet the requirements of paragraph 18 of EITF 00-19. Such warrants should accordingly be classified as liabilities, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. Paragraph 18 of EITF 00-19 contemplated securities laws requirements and the fact remains that the timely filing requirements of the Securities Act of 1933 precludes you from classifying the warrants in equity. Tell us how you plan on complying with EITF 00-19 in your classification of the warrants based on the information above and tell us how you plan on valuing this liability at the time of the sale of the "units." Also, revise your disclosures throughout the document to clearly indicate that such warrants will be included in liabilities and will be revalued on a quarterly basis. Your disclosures should also address the fact that the changes in fair value will have a direct impact on the Company's results of operations.

        The staff's comment instructs the Company to address paragraph 18 of EITF 00-19. Paragraph 18 is to be read in conjunction with paragraph 14, which states: "[E]xcept under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability." Paragraph 18 then provides that "if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding…paragraph 14, above."

        Under paragraph 14, if the warrant permits the issuer to settle only in registered shares, then the contract (i.e., the warrant) should be classified as an asset or a liability. Under paragraph 18, the issuer will be deemed to be in "control" if there are no further timely filing or registration requirements. The two paragraphs do not, however, explicitly address the scenario presented by Ascent, where the Company: (1) is not obligated to settle only in registered shares; (2) has the option in its discretion (and not that of the counterparty) of settling in cash if it is unable to fulfill its timely filing obligations; and (3) in any event, is not contractually obligated to settle in shares, cash or at all if it is unable to fulfill its timely filing obligations.

        Evaluation of the scenario presented by Ascent requires consideration of EITF 00-19 in its entirety. The general thrust of EITF 00-19 focuses on "control"—that is, the degree of control the Company retains over its ability to settle the derivative instrument in shares. As noted in paragraph 7, "initial balance sheet classification…is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments…If the contract provides the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares." (emphasis added) If the issuer relinquishes control over its ability to share or net-cash settle, then the contract should be classified as an asset or a liability. So, for example, paragraph 25 provides that "if a contract permits share settlement but requires net-cash settlement in the event the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability." (emphasis added) Similarly, if the contract gives the counterparty a choice of share or net-cash settlement, that contract must be classified as an asset or a liability (paragraph 8).

        In this case, Ascent retains complete control over its settlement alternatives. Ascent is registering the shares underlying the Class A and Class B warrants on its Form SB-2 and is contractually obligated to use "commercially reasonable efforts" to keep registration of those shares current. See Warrant Agreement (Exhibit 4.5 to the Form SB-2), paragraph 9. Both actions are within Ascent's discretion and control.

        The Warrant Agreement provides that Ascent "is authorized to refuse to honor the exercise of any [w]arrant, if such exercise would result…in the violation of any law." Id. For example, the Company may refuse to issue registered shares if an exercise notice is received when the Company is not current in its periodic filings. While the Warrant Agreement permits the Company to instead settle the warrant in cash, it does not require it. Id. In fact, the Warrant Agreement makes clear that the Company retains complete control over settlement of the warrants, and also contemplates that there may be circumstances in which the Company will opt never to settle the warrants, whether in shares or payment of cash. Id. This is a risk to be borne by the investor. To be clear, however, it is just one of many risks, and will factor into the market price of the Class A and Class B warrants. In an attempt to more comprehensively address these risks for the benefit of investors, additional disclosure has been inserted at page 12 of Risk Factors.

        In sum, because the Warrant Agreement ensures that Ascent retains control over settlement of the warrants under any and all circumstances, EITF 00-19 instructs that the warrant contracts should be classified as equity.

Very truly yours,
HOLLAND & KNIGHT LLP

Mark A. von Bergen
cc:
Matthew Foster, Ascent Solar Technologies, Inc.
John J. Halle, Stoel Rives LLP
James N. Brendel, Hein & Associates LLP
Lorraine Maxfield, Paulson Investment Company, Inc.